                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                              -------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                          NATIONAL PROPERTY INVESTORS 4
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                              -------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*     $2,863,885             Amount of Filing Fee: $572.78
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 10,528.99 units of limited partnership interest of the subject partnership for $272 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $572.78        Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D     Date Filed:  June 10, 1999




                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of National Property Investors 4 (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC") and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 28, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT') and Andrew L. Farkas, and (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), and (xi) Amendment No. 11, filed with the Commission on June 10, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11        MATERIAL TO BE FILED AS EXHIBITS.

               (a)(1) Offer to Purchase, dated June 9, 1999 (previously filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3) Letter, dated June 9, 1999, from AIMCO OP to the Limited Partners of the
                        Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

               (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1) Agreement of Joint Filing, dated June 9, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP Acquisition.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999

                                                 IPLP ACQUISITION I, L.L.C.

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO/IPT, INC.

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 INSIGNIA PROPERTIES, L.P.

                                                 By:  AIMCO/IPT, INC.
                                                      (General Partner)

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO PROPERTIES, L.P.

                                                 By: AIMCO-GP, INC.
                                                     (General Partner)

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO-GP, INC.

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 APARTMENT INVESTMENT
                                                 AND MANAGEMENT COMPANY

                                                 By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                  EXHIBIT INDEX



           EXHIBIT NO.                  DESCRIPTION
           -----------                  -----------
               (a)(1)   Offer to Purchase, dated June 9, 1999 (previously
                        filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3)   Letter, dated June 9, 1999, from AIMCO OP to the Limited
                        Partners of the
                        Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5)   Letter, dated July 1, 1999, from AIMCO OP to the
                        Limited Partners of the Partnership.

               (b)      Amended and Restated Credit Agreement (Unsecured
                        Revolver-to-Term Facility), dated as of October 1,
                        1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
                        (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2)   First Amendment to Credit Agreement, dated as of
                        November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                        Report on Form 10-K for the fiscal year ended
                        December 31, 1998, is incorporated herein by this reference).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1)   Agreement of Joint Filing, dated June 9, 1999, among
                        AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP
                        Acquisition.


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